Martin R. Dean
Direct Dial: (614) 470-8038
martin.dean@citi.com
July 1, 2009
Via EDGAR
Mr. Jeff Long
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Securities and Exchange Commission Comments Regarding the RidgeWorth Funds’ March 31, 2008 N-CSR Filing
Dear Mr. Long:
On behalf of RidgeWorth Funds (the “Trust”), we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the Form N-CSR for the Trust’s annual report for the period ended March 31, 2008 and certain fact sheets made available on the Trust’s website. You conveyed the Staff’s comments to Mr. Martin R. Dean, Treasurer of the Trust, in a telephone conversation on January 26, 2009. Each comment from the Staff and the corresponding response for the Trust are set forth below.
Comment: For the 130/30 Funds (International Equity 130/30 Fund, Real Estate 130/30 Fund and U.S. Equity 130/30 Fund), the dividend expense on securities sold short should be included in the presentation of net and gross expense ratios.
Response: In the financial highlights included in the Form N-CSR, the RidgeWorth 130/30 Funds presented their net expense ratios excluding the dividend expense on securities sold short and their gross expense ratios including the dividend expense on securities sold short. In a footnote to the financial highlights, the amount of impact to these ratios of the dividend expense is presented. Management will review and revise the presentation of the financial highlights in future Form N-CSR filings to address the Staff’s comment.
We have reviewed the presentation of the expense ratios on the Trust’s website and note that the “Fact Sheets” section appropriately discloses the gross expense ratios including

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June 22, 2009

the impact of dividend expense. The “Performance and Pricing — Quarterly” section, which presents both gross and net expense ratios per the most recent prospectus, presents the ratios similar to the current financial highlights presentation. Management will review and revise the presentation of the expense ratios on the website to address the Staff’s comment.
Comment: Several of the Funds had a tax return of capital for the year ended March 31, 2008. Was a Section 19 notice sent to shareholders?
Response: Section 19 notices were not sent to shareholders. The character of distributions for each of the Funds was communicated to shareholders on Form 1099-DIV. Management will review the procedures related to distribution calculations, designation of character and communication of such distributions to ensure that consideration is given to preparing Section 19 notices when appropriate in future periods.
Comment: The total return tables located in the Management Discussion of Fund Performance include returns for various “since inception” periods for some of the funds that have not been in operation for over 10 years. The benchmark index returns have not been populated for these since inception periods.
Response: In future Form N-CSR filings, we will revise the presentation for the benchmark returns to report returns at the month-end closest to the inception date and indicate such in a footnote to the table.
Comment: The Schedule of Portfolio Investments for the Aggressive Growth Stock Fund indicates that there was 33.0% held in investments in Information Technology. Does this indicate an industry concentration? If so, should there be additional disclosure?
Response: The Schedules of Portfolio Investments for the RidgeWorth Equity funds are categorized using sectors, rather than industries. There are multiple industries within each sector. The Funds monitor for any potential industry concentration at the industry level, not at the sector level. We do not believe that any additional disclosure is necessary.
In connection with the comments, our responses thereto, and all future filings of Form N-CSR and Form N-Q, as appropriate, management of the Trust acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

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June 22, 2009

•	comments from the Staff or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions regarding the responses set forth above, please contact me at (614) 470-8038.
Sincerely,

/s/ Martin R. Dean
Martin R. Dean
Treasurer, RidgeWorth Funds